Exhibit 99.58

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Solaris Resources Inc. (“Solaris” or the “Company”)

Suite 555 – 999 Canada Place Vancouver, BC V6C 3E1

2.	DATE OF MATERIAL CHANGE

January 11, 2024

3.	NEWS RELEASE

News release dated January 11, 2024 was disseminated through the facilities of Newswire and filed on SEDAR.

4.	SUMMARY OF MATERIAL CHANGE

Solaris announced that it has entered into a subscription agreement (the “Subscription Agreement”) in respect of an approximately $130 million private placement of common shares of Solaris (“Common Shares”) by an affiliate of Zijin Mining Group Co., Ltd. (“Zijin”) at a subscription price of $4.55 per Common Share (the “Private Placement”).

5.	FULL DESCRIPTION OF MATERIAL CHANGE

Solaris announced that it has entered into the Subscription Agreement in respect of an approximately $130 million private placement of Common Shares by an affiliate of Zijin at a subscription price of $4.55 per Common Share.

Highlights

●	Zijin will invest approximately $130 million by way of a Private Placement of Common Shares.

●	The Company will issue to an affiliate of Zijin an aggregate of 28,481,289 Common Shares at a subscription price of $4.55 per Common Share, representing a 14% premium to the closing price of the Common Shares on the Toronto Stock Exchange (the “TSX”) on January 10, 2024.

●	Upon closing of the Private Placement, Zijin will own approximately 15% of the Common Shares on a fully diluted basis.

The Company will use the proceeds of the Private Placement for the advancement and development of the Company’s flagship Warintza Project in southeastern Ecuador (“Warintza” or the “Project”) and for working capital and general corporate purposes.

Pursuant to the Subscription Agreement, Zijin will be permitted to nominate a member to the board of directors of the Company for so long as Zijin owns, controls or directs at least 5% of the outstanding Common Shares. In addition, the Subscription Agreement entitles Zijin to participation rights to purchase additional securities in certain circumstances to maintain its proportionate interest in the Company.

Closing of the Private Placement is subject to customary conditions precedent and applicable regulatory approvals, including (i) receipt of the requisite approval of the TSX, (ii) receipt of regulatory approval under the Investment Canada Act, and (iii) receipt of regulatory approval from the relevant authorities in the People’s Republic of China. The Common Shares will be subject to a statutory hold period in accordance with applicable securities laws.

All dollar amounts are expressed in Canadian dollars unless indicated otherwise.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICERS

Tom Ladner, VP Legal, (604) 638-1470

9.	DATE OF REPORT

January 19, 2024